Exhibit 99.2

NYSE Release

BABCOCK & BROWN AIR ANNOUNCES FORM 6-K FILING

Dublin, Ireland, November 14, 2007 – Babcock & Brown Air Limited (NYSE: FLY), a company that leases commercial aircraft worldwide, announced today that it has filed a Form 6-K with the SEC that includes its balance sheet as of September 30, 2007. Commercial operations of Babcock & Brown Air (“B&B Air”) began on October 2, 2007 (“Closing Date”), upon completion of its initial public offering and the closing of its debt securitization. Accordingly, the Form 6-K filing reflects only start-up expenses of B&B Air.

Financial results for the fourth calendar quarter of 2007, to be released in 2008, will be the first reported operating results for B&B Air.

As of the Closing Date, B&B Air receives the full economic benefits from all 47 aircraft and leases in its initial portfolio. The operating revenues and expenses for the period between the Closing Date and the actual transfer date of each aircraft to B&B Air will be treated as adjustments to the purchase prices of the aircraft. As a result, the operating revenues and expenses from the transferred aircraft will only be recognized in B&B Air’s income statement subsequent to the actual transfer dates.

B&B Air will receive the benefit of all the positive cash flow generated by each aircraft lease from the Closing Date. As a result, the accounting treatment will have no impact on B&B Air’s cash-flow. As of today, 36 of the aircraft in the initial portfolio have been transferred to B&B Air and it is expected that substantially all 47 aircraft in the initial portfolio will be transferred by December 31, 2007.

The Form 6-K also includes the quarterly results of JET-i Leasing, the predecessor of B&B Air. The results of JET-i Leasing are not a representative comparison for B&B Air and are not indicative of B&B Air’s future financial performance.

About Babcock & Brown Air Limited

B&B Air acquires and leases commercial jet aircraft. B&B Air was formed by Babcock & Brown Limited (ASX: BNB), a global investment and advisory firm with more than 25 years of experience in aircraft leasing and financing. B&B Air leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. The Company’s Initial Portfolio consists of 47 modern commercial aircraft with an average age of approximately six years. B&B Air’s strategy is to grow its portfolio through accretive acquisitions of leased aircraft and to increase its distributable cash flows and quarterly dividends. For more information, visit http://www.babcockbrownair.com/.

Caution Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond B&B Air’s control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

# # #

Contact:

Matt Dallas

Babcock & Brown

+1 212-796-3918

matt.dallas@babcockbrown.com